September 15, 2008

Re:	Canon, Inc. Form 20-F for the Fiscal Year Ended December 31, 2007 (File No. 001-15122)

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
U.S.A.

Dear Ms. Tillan:

We respectfully submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via letter dated August 14, 2008, relating to the Form 20-F of Canon, Inc. (the “Company”) for the fiscal year ended December 31, 2007, filed on March 28, 2008.

Regarding our responses to your comments, the Company recognizes and acknowledges the following:

•  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff comments.  For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

Ms. Kate Tillan	2	September 15, 2008

Comment 1:

Operating and Financial Review and Prospects, page 20

Segment Information by Product and Geographic Area, page 28

We see that the amounts you report as capital expenditures are different from the amounts reported as purchases of fixed assets in the Statements of Cash Flows. Also, we see where you discuss the amounts from the statements of cash flows in Liquidity and Capital Resources in the fourth and twelfth paragraphs. Please explain to us, and clarify in future filings, why these amounts are different and what comprises the differences.

The amount of capital expenditure that Canon has reported in Segment Information by Product and Geographic Area, page 28 and in Liquidity and Capital Resources, page 31 is the amount of the increase in property, plant and equipment on an accrual basis, whereas the amount of “purchases of fixed assets” in the “Consolidated Statements of Cash Flows” includes cash paid for the purchase of both intangible assets and property, plant and equipment. Canon discloses segment information in accordance with Japanese GAAP. We will clarify this distinction in our future filings, which will include a change of our segment information to refer to “increase in property, plant and equipment” instead of “capital expenditure”.

Comment 2:

Liquidity and Capital Resources, page 30

In your discussion of investing activities, we see you have presented “free cash flow” which appears to be a non-GAAP measure. In future filings please expand to present all of the disclosures required by Regulation G and Item 10(e) of Regulation S-K for any non-GAAP disclosures, or tell us why the current presentation complies.

Constant and intensive investment in facilities and R&D is required for Canon to maintain and strengthen the competitiveness of its products. As stated in Key Performance Indicators, page 21 of Form 20-F for the fiscal year ended December 31, 2007, “Canon’s management seeks to meet its liquidity and capital requirements primarily with cash flow from operations.” Therefore, our capital resources are primarily sourced from internally generated funds. Accordingly, free cash flow, calculated by deducting cash flows from investing activities from cash flows from operating activities, is a key indicator used by our management to assess our capital resources. As a result, we believe it is appropriate to disclose

Ms. Kate Tillan	3	September 15, 2008

this indicator to investors. We have defined the calculation of free cash flow in Liquidity and Capital Resources, page 30; however, in future filings we will clarify why we consider free cash flow to be useful information in accordance with Regulation G and Item 10(e) of Regulation S-K.

Comment 3:

Controls and Procedures, page 59

Evaluation of Disclosure Controls and Procedures, page 59

We note your statement that “[b]ased on this evaluation, Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Canon is required to disclose in the reports it files under the Securities Exchange Act of 1934, as amended, within the time periods specified in the SEC’s rules and forms.” The language that is currently included after the words “effective at the reasonable assurance level” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule13a-l5(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

We acknowledge your comments and we will revise our disclosure in future filings as requested.

Subject to completion of the evaluation in connection with each future annual report on Form 20-F, we expect that future disclosure will take the following form: Canon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Canon’s chief executive officer and chief financial officer concluded that Canon’s disclosure controls and procedures as defined in Rule 13a-5(e) of the Exchange Act are effective at the reasonable assurance level.

Ms. Kate Tillan	4	September 15, 2008

Comment 4:

Controls and Procedures, page 59

Evaluation of Controls and Procedures, page 59

Further, please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/flnal/33-8238.htm>.

We acknowledge your comments and we will revise our disclosure in future filings as requested.  See our response to Comment 3 above for expected disclosure language.

Comment 5:

Financial Statements, page 63

Consolidated Balance Sheets, page 66

We note that you present a line item called ‘other assets’ on your balance sheet, representing ¥433,811 million of your total assets of ¥4,512,625 million as of December 31, 2007. It appears that this amount includes good will and other intangible assets of ¥56,783 and ¥111,575, respectively, as of December 31, 2008. In future filings, please separately aggregate the amount of intangible assets and goodwill and present them as separate line items in the balance sheet, consistent with paragraphs 42 and 43 of SFAS 142, or tell us why you believe the current presentation is appropriate.

We believe that the current presentation is appropriate based on the following quantitative and qualitative considerations: (1) net carrying amounts of goodwill and intangible assets represent only 1.3% and 2.5% of total assets, respectively, (2) no individual class of gross intangible assets exceeds 5% of total assets, (3) the gross carrying amount of total intangible assets represents only 5.1% of total assets, and (4) we have disclosed all required information related to goodwill and intangible assets in the notes to the consolidated financial statements.

Ms. Kate Tillan	5	September 15, 2008

We will monitor the materiality and impact of goodwill and intangible assets and separately disclose intangible assets and goodwill on the face of the consolidated balance sheet, if necessary.

Comment 6:

Note 12 Employee Retirement and Severance Benefits, page 81

You disclose that “[e]ffective January 1, 2007, the Company and certain of its domestic subsidiaries have amended their funded defined benefit pension plans, and the projected benefit obligation has decreased by ¥101,620 million primarily due to the modification of the pattern of future benefit payments.” With a view towards disclosure, please tell us the significant changes that resulted in the decrease in your projected benefit obligation.

The Company and certain of its domestic subsidiaries initially adopted a defined benefit pension plan. This plan was amended and we have introduced a defined contribution pension plan for certain future pension benefits attributable to future employment. Under our defined benefit pension plan, the lifetime pension benefit is based upon amounts payable during an initial period after retirement (the “guarantee period”) and the subsequent period lasting for the remainder of the retiree’s lifetime. We have amended our plan to increase the duration of this guarantee period from 15 years to 20 years to reflect an increase in the average lifespan of our employees, resulting in reduced amounts payable during each of the guarantee and post-guarantee periods. These changes resulted in a decrease of ￥101,620 million in our projected benefit obligation.

Ms. Kate Tillan	6	September 15, 2008

* * * * *

If you have any questions about this response letter or any further comments on Canon’ 2007 Form 20-F, please do not hesitate to contact Mr. Katsuhito Yanagibashi of Canon in Tokyo (Tel: +81-3-3758- 2111; Fax: +81-3-5482-9680) or Theodore A. Paradise (Tel: +81-3-5561-4430; Fax: +81-3-5561-4425) or Mörk Murdock (Tel: +81-3-5561-4562; Fax: +81-3-5561-4425) of Davis Polk & Wardwell in Tokyo.

Very truly yours,

Canon, Inc.

By:	/s/ Toshizo Tanaka
Name:	Toshizo Tanaka
Title:	Executive Vice President & CFO

Attachment
cc:	Mr. Masahiro Osawa
Mr. Katsuhito Yanagibashi
Mr. Kohei Iida
Canon, Inc.
Mr. Randall C. Anstine
Ernst & Young ShinNihon LLC
Theodore A. Paradise, Esq.
Mörk Murdock, Esq.
Davis Polk & Wardwell, Tokyo Office

Via EDGAR SUBMISSION and COURIER